

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Abbie C. Celniker, Ph.D.
President and Chief Executive Officer
Eleven Biotherapeutics, Inc.
215 First Street, Suite 400
Cambridge, MA 02142

> **Re:** **Eleven Biotherapeutics, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 9, 2013**
> **CIK No. 0001485003**

Dear Dr. Celniker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 11
Risks Related to the Commercialization of Our Product Candidates, page 20
"Even if EB-005 or any other product candidate…," page 20

1. Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. Your statements on pages 21 and 47 that you have not independently verified any third-party industry or market data could imply that you are not taking liability for this information. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these statements or include statements specifically accepting liability for information that appears in your registration statement that was obtained from third party sources.

<u>Summary, page 1</u>
<u>Company Overview, page 1</u>

2. We note your statement on page 4 that you submitted an IND to the FDA "for purposes of conducting clinical trials of EBI-005 for the treatment of dry eye disease." We also note your statement that you plan to initiate a Phase 2 clinical trial in 2014 of EBI-005 in patients with allergic conjunctivitis. Please disclose if you have filed an IND for that indication. If you have not filed an IND for that indication, please disclose why you do not believe you need one in order to commence clinical trials.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact James Peklenk at (202) 551-3661 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/a/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

<u>Via E-mail</u>
Brian A. Johnson, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109